Exhibit 99.1

FOR IMMEDIATE RELEASE

IMRIS SPONSORS SYMPOSIUM AT MAJOR NEUROSURGICAL CONFERENCE

Winnipeg, Manitoba, April 10, 2012 -- IMRIS Inc. (NASDAQ: IMRS; TSX: IM) (“IMRIS” or the “Company”) today announced that it is hosting its first-ever satellite symposium at the annual meeting of the American Association of Neurological Surgeons at AANS 2012 in Miami Beach, FL. The symposium, which takes place on April 16, 2012, will be chaired by Dr. Joseph Piepmeier, Chief of the Section of Surgical Neuro-oncology at Yale University School of Medicine. Entitled “Clinical Applications and Future Direction of iMRI in Neurosurgery”, the program will feature presentations from four surgeons who will share their experiences and clinical findings in a range of neurosurgical applications. The event is limited to healthcare professionals and over 100 clinicians are expected to attend.

As part of the AANS Scientific Sessions on April 17, 2012, Dr. Xiaolei Chen, Associate Professor, Neurosurgery, Chinese PLA General Hospital, Beijing, will be presenting the preliminary results of the first randomized trial that studied the resection of low-grade insular glioma using high-field intraoperative MR imaging. Dr. Chen’s presentation is one of several that indicate that intraoperative MR imaging is gaining broad acceptance as a “best clinical practice” in neurosurgery. In fact, all oral presentations on intraoperative MR imaging at AANS 2012 are based on studies at hospitals with VISIUS Surgical Theatres. Recognizing the increasing attention to this technology, AANS created a new course for this year’s annual meeting on intraoperative imaging, including MR, as well as angiographic, fluoroscopic and CT modalities.

IMRIS returns to the exhibition hall at AANS 2012 with a comprehensive booth (#835) demonstrating the VISIUS Surgical Theatre and its integrated technologies optimized for intraoperative imaging in a neurosurgical environment.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:

Brad Woods

Director Investor Relations & Corporate Communications

IMRIS Inc.

Tel: 204-480-7094

Email: bwoods@imris.com